UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 6)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                SEPTEMBER 2, 2011
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         251,850
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    251,850
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             251,850
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     7.0%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $486,647.14 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     In a series of communications with the P&F board, over the last 2 years, the respondent has made clear the urgent need for the board to, once and for all, assert its collective independence and oversight authority, and stand apart from the Chairman and CEO, Richard Horowitz. While the board took some heartening actions, over a year ago, after the 2010 annual meeting, by, most notably: 1) adding a new independent director, Howard Brownstein, and 2) removing Horowitz cronies Alan Goldberg and Mitchell Solomon from the Compensation Committee, replacing them with bonafide independent directors Kenneth Scheriff and Jeffrey Franklin...it is plainly evident to the respondent that, since the 2010 annual meeting, the board has been breathtakingly intransigent, petulant, and defiant, with regard to implementing further necessary reforms.

     The respondent's efforts have been, therefore, largely to no avail, with 5 of 9 board members (Messrs. Horowitz, Dubofsky, Goldberg, Solomon, and Kalick) remaining steadfastly loyal to Mr. Horowitz, rather than having as their first loyalty the rightful interests of all of P&F's shareholders. As a result, the board has, as a whole, evidenced a marked contempt towards the need for a flow of information from the P&F boardroom that would build shareholder trust and confidence, and show appropriate transparency and accountability. Instead, the information flow remains severely constricted and constrained...all in the name of secrecy, and protecting a history of self-serving decisions on the board's part (with the exception of the recently appointed Mr. Brownstein), and previous Compensation Committee's part, vis a vis Mr. Horowitz.

     More recently, reflecting matters "coming to a head," the respondent sent a formal demand letter (via e-mail), dated August 17, 2011, to the board. In the letter (attached as Exhibit #1), the respondent, among other things, demanded that the board: 1) release the list of peer group companies from the previous outside compensation study, so that shareholders can, in good faith, determine for themselves whether the former Horowitz-loyalist controlled Compensation Committee acted in good faith with regard to its work, and 2) state its intention to release the list of peer group companies from the CURRENT outside compensation study, so that shareholders can determine for themselves the credibility of the peer group, and the appropriateness of any contract of employment for the next CEO (whoever he may be).

     Moreover, respondent has ongoingly requested that at least one of the remaining "legacy" directors step down...preferably NON-independent board member Dennis Kalick, who, as Mr. Horowitz's personal tax advisor, could not possibly claim the ability to be "disinterested" in Mr. Horowitz, let alone possessing even the ability to see himself as someone separate from the CEO. Replacing one of the four remaining "Horowitz 4" (Goldberg, Dubofsky, Solomon, Kalick) would finally ensure that P&F's board consists of a majority of members whose loyalty is, or can plausibly be seen as, primarily to the entire P&F shareholder base...and not simply to advancing Mr. Horowitz's personal, social, and/or financial well being.

     While management has, damningly, refused to acknowledge the importance of the above requests, or stated its intent to fulfill them, recently, the respondent did receive an invitation from the Compensation Committee to engage in a conference call with the two members of that committee (Messrs. Scheriff and Franklin), in order for the Committee to hear the respondent's views regarding an appropriate pay structure for P&F's next CEO.

     On September 2, 2011, the above referenced conference call was held. After the call, the respondent followed up with an e-mail to Messrs. Scheriff and Franklin, summarizing his input (attached as Exhibit #2).

     Respondent intends to continue to communicate, in letters and other communications to the board, and, in public forums, press releases, and amended 13D filings, as necessary and/or required by law, to lead the board members in a direction of more accountability and transparency, and to educate and inform the P&F shareholder base, and the broader "corporate governance space," on P&F's poor corporate governance, lack of collective board independence, history of outrageous executive compensation, and the continued domination of the board, overall, by Mr. Horowitz, and people whose first loyalty is to advancing his personal interests.

     Consequentially, the respondent continues to believe that P&F's common stock will continue to trade at a substantial discount to what fair value might otherwise be. (The respondent believes that the Company is viewed by many investors, de facto, as a nominally public Company, being operated primarily for the private gain of Mr. Horowitz.)

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on September 9, 2011, respondent has sole voting and dispositive power over 251,850 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-Q filing, as of August 12, 2011, there were 3,614,562 common shares outstanding. Respondent is therefore deemed to own 7.0% of the Company's common stock. Transactions effected by the respondent in the last 60 days, were performed in ordinary brokerage transactions, and are indicated as follows:

07/19/11  sold 308 shares @ $4.89
08/08/11  sold 2500 shares @ $3.412
08/09/11  sold 1318 shares @ $3.98
08/15/11  sold 2228 shares @ $4.75
08/16/11  sold 272 shares @ $4.75
08/17/11  sold 5000 shares @ $5.052
08/18/11  sold 2496 shares @ $4.939
08/26/11  sold 2500 shares @ $4.84
08/29/11  sold 1262 shares @ $4.93
08/30/11  sold 795 shares @ $4.93
08/31/11  sold 2254 shares @ $4.93
09/02/11  sold 2733 shares @ $4.89
09/06/11  sold 1378 shares @ $4.89
09/07/11  sold 889 shares @ $4.89
09/08/11  sold 346 shares @ $4.93

(The 08/08/11 transaction above was intended to be placed as a limit BUY order, but was incorectly placed by the respondent as a sell order. It was too late for the respondent's broker to "bust" the mistakenly placed sell order.)

ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: Demand letter (via e-mail) dated August 17, 2011, from Timothy Stabosz to the P&F board.

Exhibit #2: E-mail dated September 3, 2011, from Timothy Stabosz to Compensation Committee members Kenneth Scheriff and Jeffrey Franklin.


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  09/09/11
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor

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